# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRYPHON DIGITAL MINING, INC., CIK 0001755953
CUSIP: 400510103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-016238
Filed by CIK 0002012813

## Reporting persons
- DANIEL TOLHURST: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 892,369; shared voting power 0; sole dispositive power 892,369; shared dispositive power 0; aggregate amount beneficially owned 892,369 (1.2% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: GRYPHON DIGITAL MINING, INC.
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144

## Item 2. Person Filing
Name of person filing: As of June 30, 2025, Daniel Tolhurst (the "Reporting Person") may be deemed to beneficially own an aggregate of 892,369 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Gryphon Digital Mining, Inc., including 613,505 shares of Common Stock, 182,040 shares of Common Stock issuable upon settlement of restricted stock units subject to vesting conditions, and warrants exercisable to purchase up to 96,824 shares of Common Stock. Ownership percentages are based on 72,557,715 shares of Common Stock issued and outstanding as of May 15, 2025 based on information reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2025.
Address of principal business office or, if none, residence: 24 Petersham House, London, UK, SW7 3HD
Citizenship: The Reporting Person is a citizen of Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 892,369.00
Percent of class: 1.2 %
Sole power to vote or to direct the vote: 892,369.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 892,369.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DANIEL TOLHURST: /s/ Daniel Tolhurst, Daniel Tolhurst (08/14/2025)